UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Avago Technologies Limited
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
Y0486S 104
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS Bali Investments S.àr.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

OO
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 2 of 7 pages.

Item 1.
(a)	Name of Issuer:
Avago Technologies Limited
(b)	Address of Issuer’s Principal Executive Offices:
1 Yishun Avenue 7
Singapore 768923
Item 2.
(a)	Name of Person Filing:
Bali Investments S.àr.l.
(b)	Address of Principal Business Office:
The principal business office for the person filing is:
59, rue de Rollingergrund
L-2440 Luxembourg
Grand Duchy of Luxembourg
(c)	Citizenship:
See Item 4 of the cover page.
(d)	Title of Class of Securities:
Ordinary shares, no par value per share
(e)	CUSIP Number:
Y0486S 104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
(a)	Amount Beneficially Owned:
As of December 31, 2009, Bali Investments S.àr.l. (“Bali”) held 150,274,441 ordinary shares of Avago Technologies Limited (“Avago”). On February 2, 2010, Bali participated in a secondary offering of Avago’s ordinary shares, in which Bali sold 19,490,425 ordinary shares of Avago. As of February 12, 2010, Bali held 130,784,016 ordinary shares of Avago. The shareholders of Bali include funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and funds affiliated with Silver Lake Partners (“Silver Lake”). Each such person may be deemed to be a member of a group with respect to the ordinary shares of Avago held by Bali. However, each such person, other than Bali, disclaims beneficial ownership of these securities.

Page 3 of 7 pages.

Bali, certain affiliates of KKR, certain affiliates of Silver Lake, Seletar Investments Pte Ltd and Geyser Investment Pte Ltd are parties to a shareholders agreement with respect to the ordinary shares of Avago, and solely as a result of which each such person may be deemed to be a member of a group with respect to the ordinary shares of Avago directly or indirectly owned by such persons. However, each such person, other than Bali, disclaims membership in any such group and disclaims beneficial ownership of these securities. Affiliates of each of KKR and Silver Lake have the right under the shareholders agreement to nominate up to three directors of Avago.
As the directors of Bali, Messrs. Adam H. Clammer, James A. Davidson, Kenneth Y. Hao, John R. Joyce and William J. Janetschek and Dr. Wolfgang Zettel may be deemed to be the beneficial owner of the securities held by Bali but disclaim beneficial ownership of such securities. Messrs. Clammer, Davidson, Hao and Joyce also serve as directors of Avago.
(b)	Percent of Class:
See Item 11 of the cover page. The percentage of beneficial ownership is based on 236,011,856 ordinary shares outstanding as of December 31, 2009.
As of February 12, 2010, the percentage of beneficial ownership of ordinary shares of Avago of the Reporting Person was 55.2% (based on 237,073,449 shares outstanding as of February 3, 2010).
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:
See Item 5 of the cover page.
(ii)	Shared power to vote or direct the vote:
See Item 6 of the cover page.
(iii)	Sole power to dispose or direct the disposition of:
See Item 7 of the cover page.
(iv)	Shared power to dispose or direct the disposition of:
See Item 8 of the cover page.

Page 4 of 7 pages.

As of February 12, 2010, Bali had the sole power to vote and dispose of 130,784,016 ordinary shares.
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
See Item 4 above. To the best knowledge of the Reporting Person, no one other than the Reporting Person, the affiliates or shareholders of the Reporting Person and any other persons named in Item 4 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
See Attachment A.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
Not Applicable.

Page 5 of 7 pages.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010	Bali Investments S.àr.l.
/s/ William J. Janetschek
	Name:	William J. Janetschek
	Title:	Authorized Signatory

/s/ Karen M. King
	Name:	Karen M. King
	Title:	Attorney-in-fact for James A. Davidson, Authorized Signatory

Page 6 of 7 pages.

ATTACHMENT A
The shareholders of Bali Investments S.àr.l. (“Bali”) include funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and funds affiliated with Silver Lake Partners (“Silver Lake”). Each such person may be deemed to be a member of a group with respect to the ordinary shares of Avago Technologies Limited (“Avago”) held by Bali. However, each such person disclaims beneficial ownership of the shares reported on this Schedule 13G.
The following persons affiliated with KKR may be deemed to be a member of such group, based solely on information received from such persons: KKR Millennium Fund (Overseas), Limited Partnership; KKR Associates Millennium (Overseas), Limited Partnership; KKR Millennium Limited; KKR European Fund, Limited Partnership; KKR Associates Europe, Limited Partnership; KKR Europe Limited; KKR European Fund II, Limited Partnership; KKR Associates Europe II, Limited Partnership; KKR Europe II Limited; KKR Millennium GP LLC; KKR Fund Holdings L.P.; KKR Fund Holdings GP Limited; KKR Group Holdings L.P.; KKR Group Limited; KKR & Co. L.P.; KKR Management LLC; KKR Partners (International), Limited Partnership; KKR 1996 Overseas, Limited; Henry R. Kravis and George R. Roberts.
The following persons affiliated with Silver Lake may be deemed to be a member of such group, based solely on information received from such persons: Silver Lake Partners II Cayman, L.P., Silver Lake Technology Associates II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., and Silver Lake (Offshore) AIV GP II, Ltd.
The following persons affiliated with both KKR and Silver Lake may be deemed to be a member of such group, based solely on information received from such persons: Avago Investment Partners, Limited Partnership; and Avago Investment G.P., Limited.
Bali, certain affiliates of KKR, certain affiliates of Silver Lake, Seletar Investments Pte Ltd and Geyser Investment Pte Ltd are parties to a shareholders agreement with respect to the ordinary shares of Avago, and solely as a result of which each such person may be deemed to be a member of a group with respect to the ordinary shares of Avago directly or indirectly owned by such persons. However, each such person disclaims membership in any such group and disclaims beneficial ownership of these securities.
Each such person is responsible for complying with its Schedule 13G reporting obligations with respect to Avago. Please refer to the Statements on Schedule 13G filed by KKR and Silver Lake for additional information.

Page 7 of 7 pages.